UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.    )*

Dingdong (Cayman) Limited

(Name of Issuer)

Class A Ordinary Shares

(Title of Class of Securities)

25445D101**

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

**

CUSIP number 25445D101 has been assigned to the American Depositary Shares (“ADSs”) of Dingdong (Cayman) Limited (the “Issuer”), which are quoted on the New York Stock Exchange under the symbol “DDL.” Two ADSs represent three Class A ordinary shares.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 25445D101

1.	Name of Reporting Person CTG Evergreen Investment C Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power None
	6.	Shared Voting Power 17,819,000 Class A ordinary shares
	7.	Sole Dispositive Power None
	8.	Shared Dispositive Power 17,819,000 Class A ordinary shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,819,000 Class A ordinary shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.9%(1)
12.	Type of Reporting Person (See Instructions) CO

(1)

The percentage is calculated based on 299,533,200 Class A ordinary shares of the Issuer outstanding upon the completion of its initial public offering, as disclosed in its Form 424(b)(4) prospectus dated June 29, 2021 filed with the Securities and Exchange Commission.

CUSIP No. 25445D101

1.	Name of Reporting Person Capital Today Evergreen Fund, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power None
	6.	Shared Voting Power 17,819,000 Class A ordinary shares
	7.	Sole Dispositive Power None
	8.	Shared Dispositive Power 17,819,000 Class A ordinary shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,819,000 Class A ordinary shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.9%(2)
12.	Type of Reporting Person (See Instructions) PN

(2)

The percentage is calculated based on 299,533,200 Class A ordinary shares of the Issuer outstanding upon the completion of its initial public offering, as disclosed in its Form 424(b)(4) prospectus dated June 29, 2021 filed with the Securities and Exchange Commission.

CUSIP No. 25445D101

1.	Name of Reporting Person Capital Today Evergreen GenPar LTD.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power None
	6.	Shared Voting Power 17,819,000 Class A ordinary shares
	7.	Sole Dispositive Power None
	8.	Shared Dispositive Power 17,819,000 Class A ordinary shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,819,000 Class A ordinary shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.9%(3)
12.	Type of Reporting Person (See Instructions) CO

(3)

The percentage is calculated based on 299,533,200 Class A ordinary shares of the Issuer outstanding upon the completion of its initial public offering, as disclosed in its Form 424(b)(4) prospectus dated June 29, 2021 filed with the Securities and Exchange Commission.

CUSIP No. 25445D101

1.	Name of Reporting Person Xin Xu
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Hong Kong

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power None
	6.	Shared Voting Power 17,819,000 Class A ordinary shares
	7.	Sole Dispositive Power None
	8.	Shared Dispositive Power 17,819,000 Class A ordinary shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,819,000 Class A ordinary shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.9%(4)
12.	Type of Reporting Person (See Instructions) IN

(4)

The percentage is calculated based on 299,533,200 Class A ordinary shares of the Issuer outstanding upon the completion of its initial public offering, as disclosed in its Form 424(b)(4) prospectus dated June 29, 2021 filed with the Securities and Exchange Commission.

Item 1.

	(a)	Name of Issuer: Dingdong (Cayman) Limited

	(b)	Address of Issuer’s Principal Executive Offices: Building 6, 500 Shengxia Road, Shanghai, 200125 People’s Republic of China

Item 2.

(a)

Name of Person Filing

This Schedule 13G is being filed jointly by the following parties (each, a “Reporting Person” and collectively, the “Reporting Persons”):

CTG Evergreen Investment C Limited

Capital Today Evergreen Fund, L.P.

Capital Today Evergreen GenPar LTD.

Ms. Xin Xu

CTG Evergreen Investment C Limited is the record owner of 17,819,000 Class A ordinary shares. CTG Evergreen Investment C Limited is owned by Capital Today Evergreen Fund, L.P., whose general partner is Capital Today Evergreen GenPar LTD. Capital Today Evergreen GenPar LTD. is controlled by Ms. Xin Xu.

	(b)	Address of Principal Business Office or, if none, Residence The principal business address of each of the Reporting Persons is as follows: Unit 908, Level 9, Cyberport 2, 100 Cyberport Road, Hong Kong

	(c)	Citizenship See responses to Item 4 on each cover page.

	(d)	Title of Class of Securities Class A ordinary shares, par value of US$0.000002 per share

(e)

CUSIP Number

CUSIP number 25445D101 has been assigned to the ADSs of the Issuer, which are quoted on the New York Stock Exchange under the symbol “DDL.” Two ADSs represent three Class A ordinary shares.

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership

The information required by Items 4(a)—(c) is set forth in rows 5-11 of the cover page for each Reporting Person and is incorporated herein by reference.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 9, 2022

CTG Evergreen Investment C Limited

By:	/s/ Xin Xu

Name:	Xin Xu
Title:	Authorized Signatory

Capital Today Evergreen Fund, L.P.
By: Capital Today Evergreen GenPar LTD., its general partner

	By:	/s/ Xin Xu
	Name:	Xin Xu
	Title:	Authorized Signatory

Capital Today Evergreen GenPar LTD.

By:	/s/ Xin Xu

Name:	Xin Xu
Title:	Authorized Signatory

Xin Xu /s/ Xin Xu

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of the undersigned agrees that (i) this statement on Schedule 13G has been adopted and filed on behalf of each of them and (ii) all future amendments to such statement on Schedule 13G will, unless written notice to the contrary is delivered as described below, be jointly filed on behalf of each of them. This agreement may be terminated with respect to the obligations to jointly file future amendments to such statement on Schedule 13G as to any of the undersigned upon such person giving written notice thereof to each of the other signatory hereto, at the principal office thereof.

Dated: February 9, 2022

CTG Evergreen Investment C Limited

By:	/s/ Xin Xu

Name:	Xin Xu
Title:	Authorized Signatory

Capital Today Evergreen Fund, L.P.
By: Capital Today Evergreen GenPar LTD., its general partner

	By:	/s/ Xin Xu
	Name:	Xin Xu
	Title:	Authorized Signatory

Capital Today Evergreen GenPar LTD.

By:	/s/ Xin Xu

Name:	Xin Xu
Title:	Authorized Signatory

Xin Xu /s/ Xin Xu